SECURITIES AND EXCHANGE COMMISSION

04013361

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-25468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIC INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 BROADHOLLOW ROAD SUITE 306
(No. and Street)

MELVILLE, N.Y. 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARNOLD G. GREENE, CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NY NY 10017
(Address) (City) (State) (Zip Code)

PROCESSING RECEIVED DEC 0 1 2004 SEC MAIL WASH. D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD BELZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BASIC INVESTORS, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

EVELYN BURKE
Notary Public, State of New York
No. 01BU4524949
Qualified in Suffolk County
Commission Expires Feb. 28, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIC INVESTORS, INC.

R E P O R T

FORM X-17A-5

FOR THE YEAR ENDED

SEPTEMBER 30, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

CONTENTS

SEPTEMBER 30, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BASIC INVESTORS, INC.

I have audited the accompanying statement of financial condition of Basic Investors, Inc. as of September 30, 2004 and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Basic Investors, Inc. as of September 30, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6, 7 and 8, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 22, 2004

Arnold G. Greene

BASIC INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

ASSETS

Current assets:		
Cash		$ 60,421
Receivable from broker-dealer:		
Commissions	$ 627,411	
Other	46,525	673,936
Investment at market		924,148
Equipment (less depreciation of $169,801)		18,294
Security deposit		22,590
Total assets		**$1,699,389**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses		$ 658,867
Due to broker dealer		356,673
Securities sold, not yet purchased		192,024
		1,207,564
Liabilities subordinated to claims of general creditors		255,000
Total liabilities		**1,462,564**
Stockholders' equity:		
Common stock, no par value		
Authorized 400 shares		
Issued and outstanding 198 shares	$ 1,000	
Additional paid-in-capital	305,000	
Retained earnings	23,985	
Less: Treasury stock	(93,160)	
Total stockholders' equity		236,825
Total liabilities and stockholders' equity		**$1,699,389**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenues:		
Commission income		$3,717,241
Trading profit		1,969,438
Mutual Fund income		126,661
Consulting		88,500
Underwriting income		140,564
Service charge income		325,674
Interest and dividends		1,350
Total revenue		**6,369,428**
Expenses:		
Salaries of voting stockholders	$ 405,931	
Other salaries	1,821,601	
Clearing fees	246,713	
Regulatory fees and expenses	40,959	
Commissions	3,112,682	
Interest on subordinated loans	23,100	
Other interest	3,378	
Quotes	99,980	
Rent	62,408	
Insurance	79,436	
Other taxes	105,402	
Other expenses	322,230	
Total expenses		**6,323,820**
Income before federal income tax		45,608
Less: Federal income tax		4,212
Net income		**$ 41,396**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Resources provided:		
Net income		$ 41,396
Depreciation		112,801
Increase in accrued expenses payable		358,835
Decrease in loans		30,324
Decrease in other assets		685
Increase in securities sold, not yet purchases		81,776
Increase in due to broker		356,673
Total resources provided		**982,489**
Resources applied:		
Increase in due from broker	$ 62,277	
Increase in investments	572,591	
Increase in fixed assets	94,707	
Decrease in subordinated loans	35,000	
Decrease in loans payable	215,000	
Total resources applied		**979,575**
Increase		**2,914**
Cash – October 1, 2003		57,507
Cash – September 30, 2004		**$ 60,421**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Stockholders equity, October 1, 2003	$ 195,429
Add: Net income	41,396
Stockholders equity, September 30, 2004	**$236,825**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Balance, October 1, 2003	$ 290,000
Decreases	(35,000)
Balance, September 30, 2004	**$ 255,000**

See notes to financial statements.

BASIC INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1. ORGANIZATION :

Basic Investors, Inc. (the "Company"), is a corporation conducting business as a broker-dealer registered with the National Association of Securities Dealers, Inc. Its clearing broker, Fiserv Securities, Inc., pursuant to a clearance agreement performs the clearing and depository operations for the Company's customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with generally accepted accounting principles, which require the use of estimates by management.

Commission revenue and related expenses are recorded on a settlement-date basis. For financial statement purposes, the difference between settlement-date basis and trade-date basis is not material.

3. RECEIVABLE FROM CLEARING BROKER:

The Company conducts business with its clearing broker, Fiserv Securities, Inc., on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers.

At September 30, 2004, the receivables from the clearing broker reflected on the statement of financial condition represents amounts due from the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of September 30, 2004 there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. **NET CAPITAL REQUIREMENTS:**

As a broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At September 30, 2004, the Company had net capital of $253,586, as indicated on page 8 of this audited report. In October 2004, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $257,772. The difference of $4,186 is accounted for by net accruals and reclassifications made during the audit.

5. **INCOME TAXES:**

The Company is organized as a Corporation and pays taxes based on the net income of the Company.

6. **LEASE:**

The Company has a five-year lease expiring on July 31, 2005, at a monthly rental of $5,648.
Future minimum rental payments required as of September 30, 2004 over the remaining term of the lease amounts to approximately $56,476.

7. **LEGAL MATTERS:**

An arbitration has been filed against the firm by a customer, which is being vigorously defended by the firm. The amount would not have any material effect on net capital.

BASIC INVESTORS, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2004

Common Stock		$ 1,000
Additional paid-in-capital		305,000
Retained earnings		23,985
Less: Treasury Stock		(93,160)
		236,825
Add: Subordinated loans		255,000
		491,825
Less: non-allowable assets		40,884
Net capital before haircuts		450,941
Less: haircuts on securities (15% of $932,273)	$139,841	
Undue concentration	57,514	(197,355)
Net capital		**253,586**
Greater of:		
Minimum dollar net capital required	$100,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $658,898)	$ 43,929	100,000
Excess net capital		**$153,586**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 658,898
Percentage of aggregate indebtedness to net capital	260%
Percentage of debt to debt-equity	30%

See notes to financial statements.

BASIC INVESTORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

SEPTEMBER 30, 2004

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)		$ 257,772
Less: Audit adjustments	$ 3,688	
: Haircuts	498	(4,186)
Net capital per audited report, September 30, 2004		$ 253,586

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

BASIC INVESTORS, INC.

I have examined the financial statements of Basic Investors, Inc., for the year ended September 30, 2004 and have issued my report thereon dated November 22, 2004. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

November 22, 2004